Exhibit 100.4

NICE Actimize Named 2018’s “Best Compliance RegTech Global” by
Capital Finance International Magazine

CFI.co’s judges cited NICE Actimize’s platform approach to optimize total cost of ownership, while providing cutting edge solutions that transform the compliance landscape

Hoboken, N.J., October 31, 2018 – NICE Actimize, a NICE (Nasdaq: NICE) business and a leader in Autonomous Financial Crime Management today confirmed that its Financial Markets Compliance business, including its end-to-end holistic and communication surveillance solutions, were recently honored with the 2018 “Best Compliance RegTech Global” award, by Capital Finance International (CFI) magazine. CFI.co, both an online and quarterly publication focusing on issues affecting the economy and capital finance across Europe and the United States.

The CFI.co awards judging panel noted several key factors that led to its decision to award NICE Actimize this honor. First, the judges cited NICE Actimize’s platform approach to optimize total cost of ownership, while providing cutting edge solutions that transform the compliance landscape as a contributing factor to achieving the award. The judges also stated, “We were particularly impressed by NICE’s machine learning models that allow a clear window into decisions made and noted the aptitude of the company when it comes to quality voice recognition services.”

Chris Wooten, EVP, NICE
“We appreciate the strong support given to us by CFI.co on behalf of our industry-leading compliance and surveillance solutions, including our strengths in communication surveillance in support of recent regulatory changes that focus on those requirements. Today’s regulatory requirements not only mandate monitoring of all communications across an organization, but direct that these requirements are met swiftly and accurately. We will continue to invest in our compliance solutions, further infusing them with machine learning and other advanced technologies.”

Barry Elliott, Awards Liaison Officer
“Post the 2008 financial crisis, regulators around the globe have been working to ensure that adequate financial regulations are in place to prevent a recurrence. However, well thought out regulations will not be enough to prevent a future crisis unless financial institutions implement effective compliance procedures. Taking advantage of important advances in information technology, established companies and start-ups alike have created innovative RegTech solutions. NICE Actimize is building on years of experience in analysing data, enabling this company to work as a preferred partner to financial institutions.

“The judging panel is sure that NICE Actimize will remain at the forefront of delivering RegTech’s potential to transform the compliance landscape and thereby enable economies to benefit from improved transparency and trust,”

To read a profile of NICE Actimize in the publication’s current issue, please click here and go to page 186.

About CFI.co Awards Program
Each year, CFI.co seeks out individuals and organisations that contribute significantly to the convergence of economies and truly add value for all stakeholders. Reporting from frontlines of economic convergence, CFI.co realizes that best practice is to be found throughout the world and its Awards Programme aims to identify and reward excellence wherever it is found in the hope to inspire others to further improve their own performance.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson +1-551-256-5202, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.